Mail Stop 6010

								October 7, 2005


Marc Casavant
Chief Financial Officer
GFR Pharmaceuticals, Inc.
Suite 11405-201A Street
Maple Ridge, British Columbia V2X 0Y3
Canada

	Re:	GFR Pharmaceuticals, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Response Letter Submitted September 30, 2005
		File No. 0-27959

Dear Mr. Casavant:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB

Item 6. Management`s Discussion and Analysis, page 7

Results of Operations, page 8

1. We acknowledge your response to prior comment 5 regarding the
correction of the error.   Please expand your disclosures to
address
the following:

* Provide introductory disclosure of the effects of the restatement in
MD&A.
* Please have Robison, Hill & Co. revise their report to include an explanatory paragraph to note that the financial statements have been restated.
* Revise Note 1 to your financial statements to clarify that the restatement reduced net income by $311,182 and disclose the related per share amounts.
* Please tell us if you considered the impact of the restatement on your disclosures under Item 307 of Regulation S-B. Please tell us why you continue to believe that your disclosure controls and procedures were effective after considering the fact that the financial statements were required to be restated.
* Please disclose any changes in internal control over financial reporting to correct the problem that resulted in the restatement. Please refer to Item 308(c) of Regulation S-B.
* Please refer to the requirement to file an Item 4.02 Form 8-K when previously issued financial statements can no longer be relied upon because of an error in the financial statements.

2. After the correction of the error, it appears that you still had a material increase in net gains resulting from foreign currency transactions in 2004. Please expand your disclosure to discuss the reason for the increase in the net foreign currency transaction gains in 2004. We note that net foreign currency transaction gains during the six months ended June 30, 2005 are material. Please tell us whether the error that resulted in the restatement was corrected before you filed your 2005 10-QSBs.

3. Please expand your disclosure in response to prior comment 6 to clarify why the net operating loss carry forwards utilized in 2004 were significantly higher than 2003. Please explain to us why your net operating loss carry forwards were not utilized in 2003.

Critical Accounting Policies, page 9

4. Your proposed disclosures in response to prior comment 7 appear to
be a reiteration of the accounting policies included in the notes to
your financial statements.   Please revise your disclosures to
discuss
only your critical accounting estimates and not all of your accounting policies. Please refer to Financial Reporting Release 72 for guidance on disclosure of critical accounting estimates.


Item 12. Certain Relationships and Related Transactions, page 17

5. We note your response to comment 9. Please file as exhibits the agreements underlying each of the transactions discussed in this section.

6. Please expand the first paragraph to state how the $253,409 accounts payable to Richard Pierce arose; the second paragraph to disclose how the promissory note arose or for what you used the proceeds from the loan, as may be applicable; and the fourth paragraph to describe the amount, nature, and age of the equipment leased from
Mr. Pierce. Also, please disclose the cost to Mr. Pierce of the equipment he has leased to the company.

7. In the third paragraph, you state "the monthly rent charge is approximately $50,000 ($60,000 Canadian) per year" (emphasis added).
Please clarify whether the stated rent amount is a monthly amount or a yearly amount.

Item 13. Exhibits and Reports on Form 8-K, page 18

8. We note that in response to comment 4, you plan to file the lease agreements with your amended Form 10-KSB, and you have included them in the draft amendment. Please include in your exhibit index a reference to these exhibits and to all other exhibits you will file with your amendment.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

9. We reiterate our prior comment 10. Please tell us why you have not included the disclosures required by paragraph 38 of SFAS 131.

Signatures, page 20

10. We note the revisions you made pursuant to comment 8. Please add the title of "director" to caption accompanying Mr. Pierce`s signature.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director
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Marc Casavant
GFR Pharmaceuticals, Inc.
October 7, 2005
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